20012995

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-20746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran (516) 465-5019
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Martin Walcoe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of David Lerner Associates, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. Walcoe
Signature

Martin Walcoe, President
Title

Colleen Zukowski 3/13/20
Notary Public

COLLEEN JOAN ZUKOWSKI
Notary Public - State of New York
No. #01ZU6300850
Qualified in Suffolk County
Commission Expires: 04/07/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
David Lerner Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, David Lerner Associates, Inc. has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of David Lerner Associates, Inc.'s management. Our responsibility is to express an opinion on David Lerner Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to David Lerner Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as David Lerner Associates, Inc.'s auditor since 2019.
New York, New York
March 13, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2019

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as Public Document.

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash and cash equivalents	$ 7,347,232
Cash deposited with clearing broker	550,000
Cash segregated under federal and other regulations	278,378
Cash deposited with clearing organizations	374,712
RECEIVABLES FROM	
Customers	3,900
Receivable from clearing broker	1,433,362
Securities owned, at fair value	123,439
Right of use assets	3,386,912
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,722,181	589,197
Other assets	1,506,242
Total Assets	$ 15,593,374
LIABILITIES AND STOCKHOLDERS' EQUITY	
PAYABLES TO	
Customers	$ 3,769
Payable to clearing broker	162,744
Commissions payable	1,475,573
Accounts payable and accrued expenses	5,015,596
Leased assets payable	3,386,912
RBC deferred consideration	2,575,000
Subordinated Borrowings fom Stockholder	25,000,000
Total Liabilities	37,619,594
STOCKHOLDERS' EQUITY/DEFICIT	
Common stock, voting, no par value; authorized, 200 shares; 10 shares issued & outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares issued & outstanding	5,000
Additional paid-in capital	952,370
Retained earnings/accumulated deficit	(22,983,590)
Total Stockholders' Equity/Deficit	(22,026,220)
Total Liabilities and Stockholders' Equity/Deficit	$ 15,593,374

The accompanying notes are an integral part of this financial statement

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

The Company commenced a fully disclosed clearing arrangement with RBC Correspondent Services ("RBC") effective November 17, 2017. As an inducement to sign this fifteen year contract the Company received a one-time payment of $3,000,000. This payment is being recognized monthly over the length of the fifteen year contract as a reduction of clearance expense under Accounting Standards Codification ("ASC") 705-20 "Accounting for Consideration Received from a Vendor". The receivable from clearing broker results primarily from commissions, fees and sales credits for customer securities transactions. The payable to clearing broker results primarily from the Company's securities owned and is collateralized by the securities owned. The receivable and payable has been presented gross on the Statement of Financial Condition.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with two major financial institutions in excess of federal deposit insurance levels. The Company has two cash accounts that are swept overnight into a 1940 act money market fund if the balance in each bank account exceeds $100,000. There is legal right of offset between the bank and money market fund accounts.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of financial instruments are recorded at fair value, and change in unrealized gains and losses are included in principal transactions revenue. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of operations as interest revenue or expense. Financial instruments as well as commission revenues and related expenses are recorded on a trade-date basis. Production-related compensation and benefits expense are recorded in the same period as the revenue to which they pertain. Proprietary transactions that settle regular way and unrealized gains and losses on non regular way transactions are recorded on the statement of financial condition on a trade date basis.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company is the exclusive distributing broker-dealer for the shares of the Spirit of America Investment Fund family of mutual funds (the "Spirit Funds"), an affiliated entity.

Promotional expenses are expensed as incurred.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2019, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax expense (benefit). No amount was accrued for as of December 31, 2019 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2016.

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the Statement of Financial Condition. The recognition of these lease assets and lease liabilities represents a change from previous United States Generally Accepted Accounting Principles ("US GAAP") requirement, which did not require lease assets and lease liabilities to be recognized for operating leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a leasee, have not significantly changed from previous US GAAP requirements.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally any leases entered into during the year were also required to recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $5,035,700 and operating lease liabilities of approximately $5,035,700 at January 1, 2019. During the year ended December 31, 2019 additional leases were entered into with additional right of use assets and lease liabilities of approximately $86,000.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangements are comprised of real estate and facility leases. Right of use assets

represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company recognizes revenue in accordance with FASB ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods, and are included in Commissions on the statement of operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder"), and a trust. The Company has an expense sharing arrangement with Spirit of America Management Corp. ("Spirit") and SRLA Inc., entities affiliated with the Company through common ownership. The Company allocated $503,643 and $143,748 to Spirit and SRLA respectively, related to compensation and other expenses pursuant to the expense sharing arrangement. At December 31, 2019 there was $0 due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2019 and automatically renews annually January 1, 2020. For the year ended December 31, 2019, rent paid by the Company to HSS Realty, LLC aggregated $600,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2019 and automatically renews annually January 1, 2020. For the year ended December 31, 2019, rent paid by the Company to HSS II Realty, LLC aggregated $174,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building is in the name of DSD Realty, LLC. The lease terminates on June 30, 2020 and automatically renews annually July 1, 2020. For the year ended December 31, 2019, rent paid by the Company to DSD Realty, LLC aggregated $273,000 and is included in Occupancy expense on the Statement of Operations.

The Company also entered into a lease agreement on July 9, 2018, with MJJ Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty II, LLC. The lease terminates July 31, 2023. For the year ended December 31, 2019, rent paid by the Company to MJJ Realty II, LLC aggregated $98,000 and is included in occupancy on the Statement of Operations.

On April 6, 2015 the Company entered into an equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 3, 2016 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On May 12, 2014 the Company entered into an additional equity subordinated borrowing with the Stockholder. This borrowing which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On December 28, 2017 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On April 10, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On July 9, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On October 9, 2018 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On March 1, 2019 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On July 25, 2019 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On October 14, 2019 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

On December 1, 2019 the Company entered into an additional equity subordinated borrowing with the Stockholder which is available in computing net capital under the uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

The borrowings under the equity subordination agreements at December 31, 2019 are as follows:

Subordinated borrowing, 10 percent due April 6, 2020	$4,000,000
Subordinated borrowing, 6 percent due May 3, 2022	$4,000,000
Subordinated borrowing, 10 percent due Aug 29, 2022	$5,000,000
Subordinated borrowing, 10 percent due April 9, 2021	$4,000,000
Subordinated borrowing, 10 percent due July 9, 2021	$2,000,000
Subordinated borrowing, 10 percent due October 10, 2021	$2,000,000
Subordinated borrowing, 10 percent due March 1, 2022	$1,000,000
Subordinated borrowing, 10 percent due July 25, 2022	$1,000,000
Subordinated borrowing, 5 percent due October 14, 2022	$1,000,000
Subordinated borrowing, 5 percent due December 4, 2022	$1,000,000
	$25,000,000
Interest expense on these borrowings	$2,082,522

3. FAIR VALUE MEASUREMENTS

ASC Topic 820 "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required quoted

prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2019.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2019:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 118,372
State and municipal obligations and other	5,067
Total securities owned, at fair value	$ 123,439

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2019, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 3,955,534
Data processing equipment	1,483,861
Leasehold improvements	1,630,400
Telephone equipment	183,873
Automobiles	57,710
Total	7,311,378
Less accumulated depreciation and amortization	(6,722,181)
Furniture, equipment, and leasehold improvements - net	$ 589,197

5. OTHER ASSETS

At December 31, 2019, other assets consist of the following:

Accrued revenue	$ 486,291
Deferred compensation asset	531,198
Prepaid expenses	302,669
Prepaid insurance	178,890
DTCC preferred shares	2,500
Other	4,694
Total other assets	$ 1,506,242

6. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. The expense related to the Plan for the year ended December 31, 2019, aggregated approximately $145,400. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 3% and 10% of annual compensation

may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus awarded for the year ended December 31, 2019, which will be fully vested by the end of the fifth year, amounted to $462,254. The total expense of $402,200 has been recognized during the year ended December 31, 2019. The total unrecognized amount of $1,155,500 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year.

As of December 31, 2019, the total unrecognized liability were as follows:

2016	$ 190,700
2017	311,600
2018	283,400
2019	369,300
Total unrecognized liability	$1,155,500

At December 31, 2019, the liability to investment counselors under the Agreement aggregated $2,116,587 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

In 2019 the Company established a profit sharing plan for its employees. The total payout was based on 20% of the Company's pretax profits for the period January 1, 2019 through December 31, 2019. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2019 the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2019, the remaining liability under the Deferred Compensation plan was $531,198 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has a commitment to a former employee that provides annual payments of $75,000 for life subject to certain adjustments, the present value of which, as of December 31, 2019, is $840,900 and is recorded in accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into leases for its facilities in New York, New Jersey, Connecticut and Florida. The Company records the expenses to occupy its facilities on a straight line basis over the lease term and are included in occupancy in the accompanying statement of operations. Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).
As of December 31, 2019, maturities of the outstanding lease liability for the Company were approximately as follows:

2020	$1,898,043
2021	1,467,797
2022	145,825
2023	57,589
Total	3,569,254
Discount to present value	182,342
Lease liability	$3,386,912

Other information related to leases as of December 31, 2019:
Weighted average remaining lease term: 3.07 years
Weighted average discount rate: 5%

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes it has adequate accruals related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, currently informal or routine in nature, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded accruals that it believes to be adequate. For other, newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

8. LINES OF CREDIT

On May 12, 2014, the Company received a loan commitment, as amended, of up to $10,000,000 from the Stockholder of the Company to be used for working capital purposes as needed. Any loans drawn from this commitment bear interest at 5% per annum and are payable on demand subject to the Company having adequate liquidity to repay some or the entire loan amount. As of December 31, 2019, the Company borrowed $0 under the loan commitment.

9. LIQUIDITY

The Company has incurred net losses over several years resulting in negative net worth of $22,026,219 at December 31, 2019. The Company's principal Stockholder has provided financing in the form of equity subordinated debt and a line of credit. The Stockholder has also provided the Company with a letter of support to provide financing for operations and net capital as needed through March 16, 2021. Additionally, management has taken steps to attempt to reduce expenses by transitioning to fully disclosed securities clearing arrangement.

10. GUARANTEES

FASB Interpretation No. 45 ("ASC 460"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," codified under ASC 460 requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a US exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Based on signing a fifteen year clearing agreement with RBC Correspondent Services, the Company received a one-time $3,000,000 vendor incentive payment. This agreement has a termination provision which obligates the Company to pay RBC Correspondent Services $20,000 per month for any period remaining of the fifteen year term currently disclosed as RBC deferred consideration in the amount of $2,575,000 on the Statement of Financial Condition.

11. NET CAPITAL AND OTHER REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of

aggregate debit balances arising from customer transactions, as defined. (Rule15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2019, the Company had net capital of $1,370,448 and $1,120,448 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2019, the Company had a reserve requirement under this regulation of $27,517 with actual funds in reserve of $278,259. Pursuant to SEC regulations and Company specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

12. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders'. The provision for income taxes for the year ended December 31, 2019 primarily relates to minimum taxes and other state taxes.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by client, the Company has the obligation of the nonperforming party under its clearing agreement. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations.

14. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its stockholder.

15. SUBSEQUENT EVENTS

On February 21, 2020 the Company entered into an additional equity subordinated borrowing of $1,000,000 with the Stockholder. The borrowing is available in computing net capital under the uniform net capital rule.